

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Tom Einar Jensen
Chief Executive Officer
FREYR Battery
412F, route d'Esch, L-2086 Luxembourg
Grand Duchy of Luxembourg

      Re: FREYR Battery
          Draft Registration Statement on Form S-1
          Submitted July 8, 2021
          CIK No. 0001844224

Dear Mr. Jensen:

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones at 202-551-3602 with any questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Manufacturing

cc: Mark C. Solakian, Esq.